                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*

                             NEW VALLEY CORPORATION
                             ----------------------
                                (NAME OF ISSUER)

                          COMMON SHARES, $.01 PAR VALUE
                       WARRANTS TO PURCHASE COMMON SHARES
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    649080504
                                    649080116
                                  ------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                BROOKE GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                ------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 4, 1999
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ].

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                           -----------------------
 CUSIP NOS. 649080504                                       PAGE 2 OF 13 PAGES
            649080116
-----------------------------                           -----------------------




===========================================================================================================================
              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

                                                  Brooke Group Ltd.
===========================================================================================================================
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                     (a) [ ]
                                                                                                     (b) [ ]
===========================================================================================================================
      3       SEC Use Only
===========================================================================================================================
      4       Source of Funds*
===========================================================================================================================
      5       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
                                                                                                         [ ]
===========================================================================================================================
      6       Citizenship or Place of Organization
                                                                    Delaware
===========================================================================================================================
        Number of             7    Sole Voting Power             12,849,119 Common Shares;
                                                                 3,069,664 Warrants to Purchase Common Shares.
                           ================================================================================================
         Shares               8    Shared Voting Power
                           ================================================================================================
      Beneficially            9    Sole Dispositive Power        12,849,119 Common Shares;
      Owned by Each                                              3,069,664 Warrants to Purchase Common Shares.
                           ================================================================================================
    Reporting Person         10    Shared Dispositive Power
          With
===========================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person    12,849,119 Common Shares;
                                                                                3,069,664 Warrants to Purchase Common
                                                                                Shares.
===========================================================================================================================
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                                         [ ]
===========================================================================================================================
      13      Percent of Class Represented by Amount in Row (11)       55.1% of Common Shares;
                                                                       17.2% of Warrants to Purchase Common Shares.
===========================================================================================================================
      14      Type of Reporting Person*                               CO; HC
===========================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                         --------------------------
 CUSIP NOS. 649080504                                     PAGE 3 OF 13 PAGES
            649080116
----------------------------                         --------------------------




===================================================================================================================================
              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

                                                                        BGLS Inc.
===================================================================================================================================
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [ ]
                                                                                                            (b) [ ]
===================================================================================================================================
      3       SEC Use Only
===================================================================================================================================
      4       Source of Funds*
===================================================================================================================================
      5       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
                                                                                                               [ ]
===================================================================================================================================
      6       Citizenship or Place of Organization
                                                                    Delaware
===================================================================================================================================
        Number of             7  Sole Voting Power             12,849,119 Common Shares;
                                                               3,069,664 Warrants to Purchase Common Shares.
                           ========================================================================================================
         Shares               8  Shared Voting Power
                           ========================================================================================================
      Beneficially            9  Sole Dispositive Power        12,849,119 Common Shares;
      Owned by Each                                            3,069,664 Warrants to Purchase Common Shares.
                           ========================================================================================================
    Reporting Person         10  Shared Dispositive Power
          With
===================================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person      12,849,119 Common Shares;
                                                                                3,069,664 Warrants to Purchase Common Shares.

===================================================================================================================================
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                                               [ ]
====================================================================================================================-==============
      13      Percent of Class Represented by Amount in Row (11)       55.1% of Common Shares;
                                                                       17.2% of Warrants to Purchase Common Shares.
===================================================================================================================================
      14      Type of Reporting Person*                              CO; HC
===================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------------                         ------------------------
 CUSIP NOS. 649080504                                     PAGE 4 OF 13 PAGES
            649080116
------------------------------                         ------------------------

===================================================================================================================================
              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

                                               New Valley Holdings, Inc.
===================================================================================================================================
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                           (a) [ ]
                                                                                                           (b) [ ]
===================================================================================================================================
      3       SEC Use Only
===================================================================================================================================
      4       Source of Funds*
===================================================================================================================================
      5       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
                                                                                                               [ ]
===================================================================================================================================
      6       Citizenship or Place of Organization
                                                                    Delaware
===================================================================================================================================
        Number of             7   Sole Voting Power             12,763,516 Common Shares;
                                                                1,809,315 Warrants to Purchase Common Shares.
                           ========================================================================================================
         Shares               8   Shared Voting Power
                           ========================================================================================================
      Beneficially            9   Sole Dispositive Power        12,763,516 Common Shares;
      Owned by Each                                             1,809,315 Warrants to Purchase Common Shares.
                           ========================================================================================================
    Reporting Person         10   Shared Dispositive Power
          With
===================================================================================================================================
      11      Aggregate Amount Beneficially Owned by Each Reporting Person      12,763,516 Common Shares;
                                                                                1,809,315 Warrants to Purchase Common
                                                                                Shares.
===================================================================================================================================
      12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                               [X]
===================================================================================================================================
      13      Percent of Class Represented by Amount in Row (11)       54.7% of Common Shares;
                                                                       10.1% of Warrants to Purchase Common Shares.
===================================================================================================================================
      14      Type of Reporting Person*                              CO; HC
--=================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------------                      ---------------------------
 CUSIP NOS. 649080504                                     PAGE 5 OF 13 PAGES
            649080116
------------------------------                      ---------------------------




===================================================================================================================================
              Name of Reporting Person
      1       S.S. or I.R.S. Identification No. of Above Person

                                                                        Bennett S. LeBow
===================================================================================================================================
      2       Check the Appropriate Box if a Member of a Group*
                                                                                                           (a) [ ]
                                                                                                           (b) [ ]
===================================================================================================================================
      3       SEC Use Only
===================================================================================================================================
      4       Source of Funds*
===================================================================================================================================
      5       Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
                                                                                                               [ ]
===================================================================================================================================
      6       Citizenship or Place of Organization
                                                                 United States
===================================================================================================================================
        Number of             7 Sole Voting Power             12,849,119 Common Shares;
                                                              3,069,664 Warrants to Purchase Common Shares.
                           =======================================================================================================
         Shares               8 Shared Voting Power
                           =======================================================================================================
      Beneficially            9 Sole Dispositive Power        12,849,119 Common Shares;
      Owned by Each                                           3,069,664 Warrants to Purchase Common Shares.
                           =======================================================================================================
    Reporting Person         10 Shared Dispositive Power
          With
=================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person      12,849,119 Common Shares;
                                                                                  3,069,664 Warrants to Purchase Common
                                                                                  Shares
==================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                         [ ]

===================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)       55.1% of Common Shares;
                                                                         17.2% of Warrants to Purchase Common Shares.
==================================================================================================================================
      14        Type of Reporting Person*                                IN
==================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                       -------------------------
 CUSIP NOS. 649080504                                     PAGE 6 OF 13 PAGES
            649080116
-------------------------------                       -------------------------



PRELIMINARY STATEMENT:

                  This Amendment No. 17 relates to the common shares, par value $.01 per share (the "Common Shares"), and warrants to purchase Common Shares (the "Warrants") of New Valley Corporation, a Delaware corporation ("New Valley"). This Amendment amends and restates in its entirety the Schedules 13D filed jointly by certain of the Reporting Persons (as defined below) with the Securities and Exchange Commission on January 11, 1988, as previously amended by Amendments No. 1-16 thereto, and on June 26, 1995, as previously amended by Amendment No. 1 thereto (as amended, the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

                  This Schedule 13D relates to the Common Shares and Warrants of New Valley, which has its principal executive offices at 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131, (305) 579-8000.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This Schedule 13D is being filed by Brooke Group Ltd., a Delaware corporation ("BGL"), BGLS Inc., a Delaware corporation and wholly-owned subsidiary of BGL ("BGLS"), New Valley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of BGLS ("NV Holdings"), and Bennett S. LeBow, the beneficial owner of approximately 44.2% of the common stock of BGL (individually, a "Reporting Person" and, collectively, the "Reporting Persons") who collectively may be deemed to be a group beneficially owning approximately 55.1% of the outstanding Common Shares and 17.2% of the outstanding Warrants within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of
         Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

                  (b),(c) BGL is a publicly held corporation with shares of its common stock listed on the New York Stock Exchange under the symbol "BGL". BGLS is a holding company for a number of businesses and is principally engaged, through its subsidiaries, in the manufacture and sale of cigarettes in the United States and Russia, and holds a direct equity interest and an indirect equity interest, through NV Holdings, in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, Chairman of the Board, President and Chief Executive Officer of BGLS, Chairman of the Board, President and Chief Executive Officer of NV Holdings, and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with BGL's other subsidiary companies. A list of the directors and executive officers of each of BGL, BGLS and NV Holdings is attached hereto as Exhibit A. The principal business and principal office address of each of BGL and BGLS and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business and principal office address of NV Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

                  (d),(e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding

                                  SCHEDULE 13D
----------------------------                          -------------------------
 CUSIP NOS. 649080504                                     PAGE 7 OF 13 PAGES
            649080116
----------------------------                          -------------------------


         of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 4 herein.

ITEM 4.  PURPOSE OF TRANSACTION

                  New Valley consummated a plan of recapitalization on June 4, 1999, following approval by New Valley's stockholders. Pursuant to the plan of recapitalization:

         - each $15.00 Class A Increasing Rate Cumulative Senior Preferred Share ($100 liquidation), $.01 par value, was reclassified into 20 Common Shares and one Warrant;

         - each $3.00 Class B Cumulative Convertible Preferred Share, $.10 par value, was reclassified into 1/3 of a Common Share and five Warrants; and

         - each outstanding Common Share was reclassified into 1/10 of a Common Share and 3/10 of a Warrant.

                  As a result of the recapitalization, the 618,326 Class A Senior Preferred Shares, the 250,885 Class B Preferred Shares and the 3,989,710 Common Shares beneficially owned by the Reporting Persons were reclassified into 12,849,119 Common Shares and 3,069,664 Warrants. The ownership by the Reporting Persons of New Valley's outstanding Common Shares increased from 42.3% to 55.1% and their total voting power increased from 42% to 55.1%. As holder of the absolute majority of the Common Shares, the Reporting Persons will be able to elect all of New Valley's directors and control the management of New Valley.

                  The Reporting Persons may periodically acquire additional securities of New Valley. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is reserved).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning in the aggregate: (i) 12,849,119 Common Shares, which constituted approximately 55.1% of the 23,317,261 Common Shares outstanding as of June 4, 1999 (as reported in New Valley's registration statement on Form S-1, File No. 333-79837); and (ii) 3,069,664 Warrants, which constituted approximately 17.2% of the 17,898,629 Warrants outstanding as of June 5, 1999.

                  Assuming exercise of the Warrants held by the Reporting Persons only, the percentage of the Common Shares that the Reporting Persons may be deemed to beneficially own would be 60.3%.

                                  SCHEDULE 13D
------------------------------                      ---------------------------
 CUSIP NOS. 649080504                                     PAGE 8 OF 13 PAGES
            649080116
------------------------------                      ---------------------------


         Assuming exercise of all outstanding Warrants, the percentage of Common Shares that the Reporting Persons may be deemed to beneficially own would be 38.6%.

                  (b) BGLS exercises sole voting power and sole dispositive power over 85,603 Common Shares and 1,260,349 Warrants (the "BGLS Shares"). Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act ("Rule 13d-3"), each of the other Reporting Persons (other than NV Holdings) may be deemed to beneficially own the BGLS Shares since Mr. LeBow beneficially owns a controlling interest in BGL, which in turn owns 100% of the capital stock of BGLS. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than BGLS is the beneficial owner of the BGLS Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. NV Holdings exercises sole voting power and sole dispositive power over 12,763,516 Common Shares and 1,809,315 Warrants (collectively, the "NV Holdings Shares"). Under the definition of "beneficial ownership" in Rule 13d-3, each of the other Reporting Persons may be deemed to beneficially own the NV Holdings Shares since Mr. LeBow beneficially owns a controlling interest in BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of NV Holdings. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than NV Holdings is the beneficial owner of the NV Holdings Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. Under such definition of "beneficial ownership," it is also possible that members of the Board of Directors of BGLS and NV Holdings, in their capacities as such, might be deemed to be beneficial owners of the BGLS Shares and NV Holding Shares, respectively, and share the voting and dispositive powers with regard to such shares. The disclosure of this information shall not be construed as an admission that the directors of BGLS and NV Holdings are beneficial owners of the BGLS Shares and NV Holding Shares, respectively, either for purposes of
         Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c)      See Item 4 herein.

                  (d)      See Item 6 herein.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  BGLS' 15.75% Senior Secured Notes due 2001 (the "BGLS Notes") are collateralized by a pledge by BGLS and NV Holdings, pursuant to Pledge and Security Agreements (the "Pledge Agreements", listed herein as Exhibits B and C and incorporated herein by reference thereto), which includes, but is not limited to, all of such entities' now owned or hereafter acquired equity securities in New Valley, together with all dividends and distributions thereon and proceeds thereof, excluding any moneys or other property representing a dividend on any of the BGLS Shares and/or NV Holdings Shares, unless held by BGLS and/or NV Holdings for not less than 180 days.

                  So long as no Event of Default as such term is defined under the Indenture governing the BGLS Notes (the "Indenture", listed herein as Exhibit D and incorporated herein by reference thereto) has occurred and is continuing, BGLS and NV Holdings will have the right to exercise all voting, consensual and other powers of ownership pertaining to the Common Shares for all purposes not inconsistent with the terms of the Pledge Agreements, the Indenture, the BGLS Notes or any other instrument or agreement referred to therein, provided that BGLS and NV Holdings agree that they will not vote the

                                  SCHEDULE 13D
-------------------------------                      --------------------------
 CUSIP NOS. 649080504                                     PAGE 9 OF 13 PAGES
            649080116
-------------------------------                      --------------------------


         Common Shares in any manner that is inconsistent with the terms of the Pledge Agreements, the Indenture, the BGLS Notes or any such other instrument or agreement.

                  Unless and until an Event of Default under the Indenture has occurred and is continuing, BGLS and NV Holdings shall be entitled to receive and retain, in accordance with the Indenture, any dividends on the BGLS Shares and/or NV Holdings Shares paid in cash out of earned surplus.

                  Upon and during the continuance of an Event of Default under the Indenture, State Street Bank and Trust Company, as successor Trustee under the Indenture, may exercise all voting rights and dispositive power associated with the Common Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Executive Officers and Directors of Brooke Group Ltd., BGLS Inc. and New Valley Holdings, Inc.

         Exhibit B: Pledge and Security Agreement dated as of January 1, 1996, between BGLS Inc. and Fleet National Bank of Massachusetts, as Trustee under the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001 (incorporated by reference to
         Exhibit 4.2 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit C: Pledge and Security Agreement dated as of January 1, 1996, between New Valley Holdings, Inc. and Fleet National Bank of Massachusetts, as Trustee under the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001 (incorporated by reference to Exhibit 4.4 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit D: Indenture, dated as of January 1, 1996, between BGLS Inc. and Fleet National Bank of Massachusetts, as Trustee, governing the 15.75% Series A Senior Secured Notes Due 2001 and 15.75% Series B Senior Secured Notes Due 2001, including the form of Series A Note and the form of Series B Note (incorporated by reference to Exhibit 4.1 in BGLS Inc.'s Registration Statement on Form S-4, Commission File No. 33-80593).

         Exhibit E:  Joint Filing Agreement among the Reporting Persons.

                                  SCHEDULE 13D
-------------------------------                 -----------------------------
 CUSIP NOS. 649080504                                 PAGE 10 OF 13 PAGES
            649080116
-------------------------------                 -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            June 7, 1999


                                   BROOKE GROUP LTD.


                                   By: /s/ Richard J. Lampen
                                       --------------------------------------
                                       Name:  Richard J. Lampen
                                       Title: Executive Vice President


                                   BGLS INC.


                                   By: /s/ Richard J. Lampen
                                       -------------------------------------
                                       Name:  Richard J. Lampen
                                       Title: Executive Vice President


                                   NEW VALLEY HOLDINGS, INC.


                                   By: /s/ Richard J. Lampen
                                       -------------------------------------
                                       Name:  Richard J. Lampen
                                       Title: Executive Vice President


                                   BENNETT S. LEBOW



                                   By: /s/ Bennett S. LeBow
                                       -------------------------------------

                                  SCHEDULE 13D
------------------------------                      ---------------------------
 CUSIP NOS. 649080504                                  PAGE 11 OF 13 PAGES
            649080116
------------------------------                      ---------------------------





                                                                       Exhibit A
                        Executive Officers and Directors:


Brooke Group Ltd.:

Name:                            Present Principal Occupation or Employment; Business Address:

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director;  Chairman and Treasurer, Aegis Capital Corp. (a registered broker dealer),
                                 70 E. Sunrise Hwy., Valley Stream, NY  11581

Jeffrey S. Podell                Director;  Chairman of the Board and  President,  Newsote,  Inc.  (a  privately-held holding company), 26 Jefferson St., Passaic, NJ  07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY  10549

BGLS Inc.:

Name:                            Present Principal Occupation or Employment; Business Address:

Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director;  Chairman and Treasurer,  Aegis Capital Corp., 70 E. Sunrise Hwy.,  Valley
                                 Stream, NY  11581

Jeffrey S. Podell                Director;  Chairman of the Board and  President,  Newsote,  Inc., 26 Jefferson  St.,
                                 Passaic, NJ  07055

Jean E. Sharpe                   Director; Private Investor, 462 Haines Road, Mt. Kisco, NY  10549

                                  SCHEDULE 13D
-----------------------------                    -----------------------------
 CUSIP NOS. 649080504                                 PAGE 12 OF 13 PAGES
            649080116
-----------------------------                    ------------------------------






New Valley Holdings, Inc.:

Name:                            Present Principal Occupation or Employment; Business Address:
-----                            -------------------------------------------------------------
Bennett S. LeBow                 Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen                Executive Vice President

Joselynn D. Van Siclen           Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                     Vice President, Secretary and General Counsel

Robert J. Eide                   Director;  Chairman and Treasurer,  Aegis Capital Corp., 70 E. Sunrise Hwy.,  Valley
                                 Stream, NY  11581

Jeffrey S. Podell                Director;  Chairman of the Board and  President,  Newsote,  Inc., 26 Jefferson  St.,
                                 Passaic, NJ  07055

                                  SCHEDULE 13D
-----------------------------                     -----------------------------
 CUSIP NOS. 649080504                                  PAGE 13 OF 13 PAGES
            649080116
-----------------------------                     -----------------------------




                                                                       EXHIBIT E

                             JOINT FILING AGREEMENT


         New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Shares, $.01 par value per share, and Warrants to purchase Common Shares of New Valley Corporation are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.



Date:    June 7, 1999                  NEW VALLEY HOLDINGS, INC.


                                       By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                       BGLS INC.


                                       By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                       BROOKE GROUP LTD.


                                       By:  /s/ Richard J. Lampen
                                            -----------------------------------
                                            Name:    Richard J. Lampen
                                            Title:   Executive Vice President


                                            /s/ Bennett S. LeBow
                                            -----------------------------------
                                                     Bennett S. LeBow